Part III: Manner of Operations

Item 4: Hours of Operations

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

BOATS operating session is overnight from 8:00 p.m. ET to 4:00 a.m. ET, dependent on the availability of the NYSE Trade Reporting Facility ("**TRF**") to report trades the following trading day. For example, the ATS operates on Sunday evening ~~from8:00 p.m.~~from 8:00 p.m. ET until 4:00 a.m. ET on Monday. However, BOATS does not conduct a trading session on Fridays from 8:00 p.m.ET to 4:00 a.m. ET Saturdays because the TRF is not available to report trades on Saturday. Likewise, there is no trading session on Christmas Eve because the TRF is not open on Christmas, but BOATS may operate in its overnight trading session beginning on Christmas night if the TRF is open and available for trade reporting on the following day.

On the days of operation, Subscribers may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis, for all Subscribers, during BOATS operating hours from 8:00p.m. ET to 4:00 a.m. ET. At 4:00 a.m. ET, BOATS no longer accepts orders, however matching may still occur for less than one minute after 4:00 a.m. ET while BOATS clears any resting orders in the order book. Trades executed during BOATS overnight session are reported to the TRF ~~before 8:05 a.m~~by 4:15 a.m. ET following the ~~hours of operation~~end of the relevant trading session.

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

Item 21: Trade Reporting

a. *Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.*

BOATS maintains daily summaries of trading and time-sequenced records of order information, including the date and time the order was received, the date, time, and price at which the order was executed, and the identity of the parties to the transaction.

Trades executed ~~by~~in the ATS are reported by ~~MEMX by 8:05 a.m. ET on the next business day, when MEMX establishes a connection to the trade reporting facility~~4:15 a.m. ET following the end of the relevant trading session (that is, for a trading session that operates from 8:00 p.m. ET Sunday through 4:00 a.m. ET Monday, trades effected during that trading session are reported by 4:15 a.m. ET Monday). ATS trades in NMS Stocks are reported to the NYSE TRF and printed with BOATS' Market Participant Identifier (BLUE) as executing broker.

b. *Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*